May 29, 2009

Via EDGAR

Ms. Sharon Blume

Assistant Chief Accountant

Securities and Exchange Commission

Division of Corporation Finance

Mail Stop 4561

Washington, D.C. 20549

Re:	Regions Financial Corporation

Form 10-K for Fiscal Year Ended December 31, 2008

Form 10-Q for the Quarter Ended March 31, 2009

Form 8-K furnished May 7, 2009

File Number 000-50831

Ladies and Gentlemen:

Set forth below are our responses to your comments as requested in your letter of comment, dated May 20, 2009, addressed to me regarding your review of Regions Financial Corporation’s (“Regions” or the “Company”) Form 10-K for the fiscal year ended December 31, 2008, Form 10-Q for the Quarter Ended March 31, 2009, and Form 8-K furnished May 7, 2009 (the “Filings”). Detailed responses are included in this letter in bold. The item numbers given to such responses correspond to the numbers indicated in the left-hand margin of the letter of comment referenced above. New, proposed disclosures are included in italics.

Note 10. Intangible Assets, page 119

1.	We note that your market capitalization was slightly below the book value of your equity as of December 31, 2007, and that your market capitalization is significantly below the book value your equity as of December 31, 2008. Considering this, please tell us specifically how you determined that the entire goodwill balance in your General Banking/Treasury segment was not impaired as of December 31, 2008.

Regions Response: During the fourth quarter of 2008, we determined the fair value of our General Banking/Treasury reporting unit as required under Step 1 of the goodwill impairment test, which is outlined in paragraphs 19-21 of FAS 142. As discussed on page 103 of our 2008 Form 10-K, the long-term fair value of our equity was determined using both income and market approaches. The future cash flow projections used in the income approach were based on Company projections including our 2009 income forecast. We determined our discount rate using the capital asset pricing model, which incorporates market risk factors as well as a company-specific risk premium. The market approach to the fair value of equity incorporated two methods (as disclosed in our Form 10-K): the guideline company method and the guideline transaction method. The resulting fair values for the income and market approaches were weighted with the majority of the weight being applied to the income approach in light of unprecedented volatility in the banking industry and market illiquidity and uncertainty that existed at year-end 2008 and into the first quarter of 2009.

The results of these calculations indicated that the fair value of our General Banking/Treasury reporting unit was less than its carrying amount. Therefore, we proceeded to Step 2 of the FAS 142 goodwill impairment test. In Step 2 we determined the fair value of our assets and liabilities, including our loan portfolio, intangible assets, time deposits, debt, etc. Once the fair values were determined, deferred tax adjustments were calculated as applicable. Loan valuations were determined by loan type and credit quality based on weighted-average discounted cash flows, and market rates were determined based on observed market indices for each portfolio type. Intangible asset valuations were determined based on discounting projected cash flows related to the underlying intangible. Time deposits valuations were determined based on projected future cash flows discounted at current rates. Debt valuations were based on dealer quotes and quoted market prices of assets traded in the market.

We engaged a nationally recognized, independent, third-party advisor to assist us with this process. Among other things, this third-party advisor provided information to increase management’s assurance that our cash flow projections and other critical assumptions (e.g., discount rate, control premiums, etc.) were reasonable and supportable given all available evidence in the marketplace. The result of Step 2 indicated an implied fair value of goodwill of this reporting unit of approximately $4.6 billion at December 31, 2008, with continued monitoring through the date of filing our Form 10-K on February 24, 2009, and resulted in an impairment charge of $6 billion at December 31, 2008.

2.	In addition to our comment above, we note (according to the disclosure on page 14 of your March 31, 2009 Form 10-Q) that during the first quarter of 2009, you assessed the indicators of impairment noting there had been no significant changes since the year-end evaluation. Thus, you concluded that goodwill was not impaired as of March 31, 2009. In this regard, we note the company’s market capitalization continued to decrease and net income was substantially reduced due to higher provisions for loan losses. Please tell us and in future filings disclose the following additional information regarding your interim testing performed:

a.	The specific date upon which you assessed the indicators of impairment;

b.	The indicators of impairment you assessed and explain in detail how you determined there were no significant changes since the year-end evaluation; and

c.	Whether you believe quantitative testing for each reporting unit (using the two-step impairment test discussed in paragraphs 19-22 of SFAS 142) would have produced similar results.

Regions Response: We assessed the indicators of impairment for each reporting unit as of March 31, 2009 and through the date of our filing of the March 31, 2009 Form 10-Q. Specifically, we assessed actual first quarter results as compared to the assumptions utilized in the income approach of the 2008 year-end impairment test, noting that actual results were better than had been projected. Regions reported income for the first quarter of 4 cents per share, which was higher than the cash flow projections contemplated in the year-end impairment test. Regions also reviewed analyst expectations relative to the first quarter actual 2009 results and full-year 2009 budgeted results. Analyst consensus expectations as of March 31, 2009 were a per share loss of 37 cents (average) for the first quarter. Full year consensus expectations were a per share loss of $1.19 (average). Again, Regions reported income for the first quarter of 4 cents per share, significantly exceeding analyst expectations. Regions noted that first quarter operating results included specific positive trends, including average linked-quarter customer deposit growth of 4.3 percent ($3.8 billion) and average low cost deposit growth of 4.2 percent ($2.4 billion), both higher than expected. Further, mortgage income resulted in stronger than expected non-interest revenue, and non-interest expenses declined 17 percent compared to fourth quarter of 2008 (excluding goodwill impairment). All of these factors would contribute to meeting or exceeding projected cash flows used in our year-end test.

Morgan Keegan (the primary driver of our Investment Banking/Brokerage/Trust reporting unit) reported operating results that were materially consistent with our expectations. Additionally, we noted positive trends with a $1 billion increase in assets under management during the quarter and the additional hiring of 60 financial advisors. The Insurance reporting unit reflected expected performance with net income remaining essentially flat when compared to the corresponding prior year period which was consistent with our expectations.

We also assessed the other factors outlined in paragraph 28 of FAS 142 for each reporting unit since our year-end test. There were no significant adverse changes in legal factors or in the business climate, unanticipated competition, or losses of key personnel.

Market Conditions

As noted in our response to Question 1 above, Regions determined the long-term value of equity and monitored that long-term value conclusion through the date of filing the Company’s Form 10-K. We continue to believe that, in consideration of paragraph 23 of FAS 142, an entity’s stock price (as well as that of its peers) is a consideration in determining the value of an entity/segment, but that market metric is not the only indicator of value. Accordingly, we believe that the income approach is a better measure of the value of our enterprise in the present environment.

During the first quarter of 2009, Regions’ stock price traded between $2.35 and $9.07 per share, the latter of which was in excess of the share price utilized in the year-end impairment test. Also, Regions’ stock price traded as high as $7.23 in April of 2009. In assessing the declines in market capitalization, we noted that during the first quarter, the short interest in Regions’ stock rose from 4.66 percent to 5.19 percent (at March 15, 2009) or an 11 percent increase, which contributed to downward pressure on the stock price. We believe several factors below also impacted the stock price and contributed to increased market anxiety and volatility (and, accordingly, the diminished reliance on market capitalization as an indicator of the long-term value of equity):

•	The SEC’s reinstatement of the uptick rule (or a modified version thereof).

•	Regulatory changes, including increased regulation.

•	Government plans to purchase/remove troubled assets from banks’ balance sheets.

•	Fear of partial or complete nationalization of banks.

•	Inconsistency in the levels of government intervention.

The last 9 months have been a period of extraordinary and unprecedented volatility for the equity securities of financial services companies. For example, the KBW Bank Index (the “Index”) experienced volatility of 107 percent over the last nine months, whereas volatility from the Index’s inception (November 2005) to August 2008 was a mere 31 percent. Further, the value of this Index decreased 46 percent during the same nine month period. Regions believes that the wide movements in stock prices across the banking industry reflect the market’s uncertainty with respect to estimated future cash flows. Additionally, we compared our changes in market capitalization to others across our peer group and concluded that the decline in market capitalization is not isolated to Regions, as the trend indicates an industry-wide decline. This decline had existed for less than one quarter since our 2008 year-end impairment test, and we deemed it temporary due to the short period of time following our year-end test.

Accordingly, Regions believes that the decline in market capitalization is temporary, is not indicative of the long-term value of the Company, and is impacted by the overly pessimistic expectations published by analysts. Further, Regions also noted that, subsequent to quarter-end, several banks in Regions’ peer group also reported first quarter results that beat analyst consensus expectations (e.g., Wells Fargo, BB&T, and US Bancorp).

Supervisory Capital Assessment Program (SCAP)

During 2009, the Treasury announced plans to put banks under a “stress test.” The purpose of the stress test was to assess banks’ capital adequacy under a hypothetical “what if” scenario and potentially require additional capital to be raised. During

Regions’ evaluation of its balance sheet and related income statement under the stress test, Regions also assessed the change in estimated fair value of equity resulting from the SCAP assessment and the related impact of Regions being required to raise $2.5 billion in Tier 1 Common capital (see response to Question 4 below for the regulatory definition of Tier 1 Common capital) and concluded that the long-term value of equity would not decrease.

After thorough consideration of the analysis above and the guidance outlined in paragraph 28 of FAS 142, the factors, taken collectively, did not indicate that quantitative testing of each reporting unit would have produced different results.

Provided the results of our analysis indicate no impairment, Regions agrees to revise future filings to disclose the following:

We assessed the indicators of impairment as of             , 2009, and through the date of the filing of our             , 2009, Form 10-Q noting there had been no significant changes since the year-end evaluation. The indicators we assessed included:

•	Recent operating performance,

•	Changes in market capitalization,

•	Regulatory actions and assessments,

•	Changes in the business climate (including legal factors and competition),

•	Company specific factors (including changes in key personnel, asset impairments, and business dispositions), and

•	Trends in the banking industry.

Therefore, Regions concluded that goodwill was not impaired at             , 2009.

Note 16. Stockholders’ Equity and Comprehensive Income (Loss), page 126

3.	Please tell us and revise your future filings to more clearly discuss the following regarding your issuance of preferred stock and warrants to the U.S. Treasury:

a.	Clearly identify the assumptions used to calculate the fair value of the preferred stock.

b.	Clearly identify how you determined the relative fair value of the preferred stock and the warrants.

c.	Clearly identify how those factors were considered in the calculation of the accretion amount reported.

d.	Quantify the discount rate used to value the preferred stock.

Regions Response: Regions performed a discounted cash flow analysis to value the preferred stock. A summary of the terms and conditions of the preferred stock is provided below:

Liquidation Preference per Share:	$1,000
Number of Preferred Shares:	3,500,000
Valuation Date:	November 14, 2008
Maturity:	Perpetual
Dividend Payment Date:	Quarterly (15th of February, May, August, and November)
First Five-Year Dividend Amount:	5 percent per annum (Cumulative)
Post Five-Year Dividend Amount:	9 percent per annum (Cumulative)
Dividend Day Count:	90/360

Based on EITF Issue 00-27, Issues 4 and 5, we determined that the issuance date meets the criteria for the commitment date as outlined in that standard. Regions assumed that the preferred stock would be redeemed five years from the valuation date based on optimal financial budgeting considerations (i.e., the step-up in dividend rate in year 5). Regions used the Bloomberg USD US Bank BBB market yield curve as of the valuation date to discount future expected cash flows to the valuation date. The Bloomberg USD US Bank BBB market yields ranged from 4.92 percent at the short end of the curve to 7.46 percent for the 5-year yield. To determine the appropriate yield curve that was applicable to Regions, the yield to maturity on the outstanding debt instrument with the longest dated maturity (Perpetual Preferred 8.875 percent June 6, 2078, Series issued by Regions Financing Trust III) was compared to the point on the USD US Bank BBB index as of November 14, 2008. Regions concluded that the yield to maturity of the debt was consistent with the indicative yield of the index.

Regions used the Cox-Ross-Rubinstein Binomial Option Pricing Model (“CRR Model”) to value the warrant. The CRR Model is a standard option pricing model which incorporates optimal early exercise in order to receive the benefit of future dividend payments. Based on the transferability of the warrant, the CRR Model approach that was applied assumes that the warrant holder will not sub-optimally exercise its warrant.

A summary of the terms and conditions of the warrant is provided below:

Shares Underlying Warrant Issued:	48,253,677
Valuation Date:	November 14, 2008
Term of Warrant:	10 Years
Exercise Price:	$10.88

The following assumptions were used in the CRR Model:

•	Stock Price: The closing stock price of Regions as of the valuation date was $9.67.

•	Exercise Price: The exercise price was assumed to be $10.88, per Schedule A of the Warrant to Purchase Common Stock Agreement, dated November 14, 2008.

•	Expected Volatility: Historical volatility was used to estimate expected volatility over the term of the warrants. Historical volatility was based on annualized daily logarithmic stock returns over a 10-year look-back period ending on the valuation date, commensurate with the term of the warrant, resulting in an estimated volatility of 45.22 percent.

•

Risk-Free Rate: The risk-free rate was based on the yield on USD Treasury Strips, with a remaining time-to-maturity of 10 years (commensurate with the term of the warrant), retrieved from Bloomberg as of the valuation date. The risk-free rate was assumed to be constant for the term of the warrant, resulting in a rate of 4.25 percent.

•

Dividend Yield: The dividend yield was assumed to be 3.88 percent. Regions intended to have a dividend yield of 3.50 percent for the next three years with an expectation to increase the dividend yield after that time. The dividend yield was calculated based on a weighting of 30 percent assigned to Management’s expected dividend yield over the next 3 years (3.50 percent) and 70 percent assigned to Regions’ 10-year historical dividend yield (4.07 percent).

•	Warrant Term: The term of the warrant is 10 years based on the Warrant to Purchase Common Stock Agreement, dated November 14, 2008.

Using the valuation approaches above, Regions estimated the fair value for the preferred stock to be $3,130,000,000 and estimated the fair value of the warrant to be $185,000,000. Regions engaged a nationally recognized, independent, third-party advisor to assist the Company in estimating the fair value of the preferred stock and warrant issued to the U.S. Treasury.

Based on the relative fair values of the preferred stock and warrant and consistent with APB 14, paragraphs 13-17 (by analogy), Regions allocated the total $3.5 billion as $3,304,000,000 to the preferred stock and $196,000,000 to the warrant. Based on the results of the fair value allocation and the guidance provided in SAB Topic 5Q, we modeled amortization of the discount over the 5 year anticipated term to arrive at a level yield, which is also consistent with APB 12, paragraphs 16 and 17.

Regions agrees to revise future filings to disclose the following:

Regions performed a discounted cash flow analysis to value the preferred stock. For purposes of this analysis, Regions assumed that the preferred stock would most likely be redeemed five years from the valuation date based on optimal financial budgeting considerations. Regions used the Bloomberg USD US Bank BBB market yield curve as of the valuation date to discount future expected cash flows to the valuation date. The Bloomberg USD US Bank BBB market yields ranged from 4.92 percent at the short end of the curve to 7.46 percent for the 5-year yield. To determine the appropriate yield curve that was applicable to Regions, the yield to maturity on the outstanding debt instrument with the longest dated maturity (Perpetual Preferred 8.875 percent June 6, 2078, Series issued by Regions Financing Trust III) was compared to the point on the USD US Bank BBB index as of November 14, 2008. Regions concluded that the yield to maturity of the debt was consistent with the indicative yield of the index.

Regions used the Cox-Ross-Rubinstein Binomial Option Pricing Model (“CRR Model”) to value the warrant. The CRR Model is a standard option pricing model which incorporates optimal early exercise in order to receive the benefit of future dividend payments. Based on the transferability of the warrant, the CRR Model approach that was applied assumes that the warrant holder will not sub-optimally exercise its warrant. The following assumptions were used in the CRR Model:

Stock price (a)	$9.67
Exercise price (b)	$10.88
Expected volatility (c)	45.22%
Risk-free rate (d)	4.25%
Dividend yield (e)	3.88%
Warrant term (in years) (b)	10

(a)	Closing stock price of Regions as of the valuation date (November 14, 2008).
(b)	Per the Warrant to Purchase Agreement, dated November 14, 2008.
(c)	Expected volatility based on Regions’ historical volatility, as of November 14, 2008, over a look-back period of 10 years, commensurate with the terms of the warrant.
(d)	The risk-free rate represents the yield on 10-year U.S. Treasury Strips as of November 14, 2008.
(e)	The dividend yield assumption was calculated based on a weighting of 30 percent on Management’s dividend yield expectations for the next 3 years and a weighting of 70 percent on Regions’ average dividend yield over the 10 years prior to the valuation date.

General

4.	We note your presentations of “average tangible common equity,” “return on average tangible common equity” and “Tier 1 Common” in various locations within these filings. These measures appear to be non-GAAP measures as defined by Regulation G and Item 10(e) of Regulation S-K as they are not required by GAAP, Commission Rules, or banking regulatory requirements. To the extent you plan to provide these non-GAAP financial measures in the future, please address the following:

a.	To the extent these measures are disclosed in future filings with the Commission, you should comply with all of the requirements in Item 10(e) of Regulation S-K, including clearly labeling the ratio as a non-GAAP measure and complying with all of the disclosure requirements.

b.	To the extent that you plan to disclose these measures in future Item 2.02 Form 8-Ks, you should provide all of the disclosures required by Regulation G and Item 10(e)(1)(i) of Regulation S-K as required by Instruction 2 to Item 2.02 of Form 8-K.

c.	To the extent you disclose or release publicly any material information that includes a non-GAAP measure, such as these measures in your Item 8.01 Form 8-K, you should be cognizant of the requirements in Regulation G to label the measure as non-GAAP and provide a reconciliation to the most closely comparable GAAP measure.

d.	To the extent you include a presentation of risk weighted assets in future filings, please generally disclose how risk weighted assets are calculated under regulatory capital rules and specifically state, if true, that the number disclosed is calculated consistent with banking regulatory requirements.

Regions Response: In future filings, Regions will revise its disclosures to include the labeling of any non-GAAP financial measure as such and include the disclosures as listed on page 33 and Table 2 on page 34 of our 2008 Form 10-K. Regions will also revise future filings to add the table below and the following disclosure where Regions outlines its reasons for and limitations of using non-GAAP financial measures. However, if Tier 1 Common Capital is codified in federal banking regulations, we propose to remove this disclosure from our non-GAAP disclosure and include the table below in our reconciliation to regulatory capital (Table 19 on page 65 of our Form 10-K).

Traditionally, the Federal Reserve and other banking regulatory bodies have assessed a bank’s capital adequacy based on Tier 1 Capital, the calculation of which is codified in federal banking regulations. As a result of the Supervisory Capital Assessment Program, these same regulators began assessing a bank’s capital adequacy based on a variation of Tier 1 Capital, known as Tier 1 Common Capital. While not codified, banking regulators have assessed Regions’ capital adequacy using the Tier 1 Common Capital measure. Because Tier 1 Common Capital is not formally codified in the federal banking regulations, this measure is considered a non-GAAP financial measure. Since our regulators assess Regions’ capital adequacy using Tier 1 Common Capital, we believe that it is important to provide investors the ability to assess Regions’ capital adequacy on that same basis. The following table provides a reconciliation of stockholders’ equity (GAAP) to Tier 1 Capital (regulatory) to Tier1 Common Capital (non-GAAP).

	March 31, 2009
(Dollars in millions)	Amount	Ratio
Stockholders’ equity (GAAP)	$16,817
Less:
Accumulated other comprehensive income	11
Non qualifying goodwill and intangibles	5,865
Other non-qualifying assets	267
Add:
Qualifying non-controlling interests	91
Qualifying trust preferred securities	1,036

Tier 1 Capital (regulatory)	$11,801	10.41%
Less:
Qualifying non-controlling interests	91
Qualifying trust preferred securities	1,036
Preferred stock	3,316

Tier 1 Common Capital (non-GAAP)	$7,358	6.49%

Risk-weighted assets (regulatory)	$113,312

Further, in future Form 8-K filings where Regions discloses or releases publicly any material information that includes non-GAAP financial measures, Regions will revise its disclosure to include the labeling of any non-GAAP financial measures as such and will provide a reconciliation to the most closely comparable GAAP measure.

Regions will revise future filings to add the following disclosure when presenting risk-weighted assets:

Under the risk-based capital framework, a bank’s balance sheet assets and credit equivalent amounts of off-balance sheet items are assigned to one of four broad risk categories. The aggregated dollar amount in each category is then multiplied by the risk weight assigned to that category. The resulting weighted values from each of the four categories are added together and this sum is the risk-weighted assets total that, as adjusted, comprises the denominator of certain risk-based capital ratios. Tier 1 Capital is then divided by this denominator (risk-weighted assets) to determine the Tier 1 Capital ratio. Adjustments are made to Tier 1 Capital to arrive at Tier 1 Common Capital. Tier 1 Common Capital is also divided by the risk-weighted assets to determine the Tier 1 Common Capital ratio. The amounts disclosed as risk-weighted assets are calculated consistent with banking regulatory requirements.

*****

Regions acknowledges its responsibility for the adequacy and accuracy of the disclosures in the Filing and that Staff comments or changes to disclosures in response to Staff comments do not foreclose the Commission from taking any action with respect to the Filing. However, notwithstanding our response to Staff questions or agreeing to different or additional disclosures, Regions continues to believe that our prior disclosures were appropriate. Regions also acknowledges that it may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. If you have any questions concerning our response to your comment letter, please contact Brad Kimbrough at (205) 326-4972 or me at (205) 264-4174.

Sincerely,

/s/ Irene M. Esteves

Irene M. Esteves

Chief Financial Officer

cc:	Brittany Ebbertt
Staff Accountant
SEC, Division of Corporation Finance